POSCO plans to announce 2014 Year-end Earnings Results and 2015 Business Plan as follows:

1. Agenda

• Earnings Results for the Fiscal Year 2014*

• Business Plan for the Fiscal Year 2015 and Q&A Session

2. Date and Time

5 February, 2015 at 16:00 PM (KST)

3. Venue

Korea Exchange, Conference Room (1st Floor)

4. Participants

Analysts, Institutional Investors and Press

5. For Overseas Investors

• New York, U.S.A. (9 February, 2015)

*POSCO plans to disclose the year-end earnings results for the fiscal year 2014 on 29 January, 2015.